OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road, P.O. Box 812
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2002 WASH. D.C. 151

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Whitman (203) 563-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 Ave. of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura J. Whitman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of August 26, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Cheryl Sardilli
NOTARY PUBLIC
My Commission Expires 7/31/2004

Laura J Whitman
Signature

Treasurer
Title

Cheryl Sardilli
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Supplementary Report of Independent Accountants on Internal Control Structure Pursuant to SEC Rule 17a-5

To the Shareholder of Commonfund Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Commonfund Securities, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2002

Commonfund Securities, Inc.

(a wholly-owned subsidiary of The Common Fund
for Nonprofit Organizations)
Statement of Financial Condition
June 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of Commonfund Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

August 26, 2002

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2002

Assets		
Cash and cash equivalents	$	5,556,085
Receivables from affiliated organizations		880,599
Prepaid expenses and other assets		93,747
Fixed assets, net		153,389
Deferred income tax benefit		452,933
Total assets	$	7,136,753
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	4,046,040
Total liabilities		4,046,040
Commitments and contingencies (Note 5)		
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)		10
Paid-in-capital		2,055,418
Retained earnings		1,035,285
Total shareholder's equity		3,090,713
Total liabilities and shareholder's equity	$	7,136,753

The accompanying notes are an integral part of this financial statement.

1. **Nature of Business**

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997, for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc. ("HoldCo."), a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, ownership of the Company was transferred to HoldCo., and the Company expanded its broker-dealer services to Commonfund and all its subsidiaries. The Company is registered as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

2. **Significant Accounting Policies**

Basis of accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes
Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax benefit reported on the statement of financial condition does not include any valuation reserve at June 30, 2002. All cumulative temporary differences are deemed more likely than not to be realized in future years.

Cash equivalents
Cash equivalents represent mostly interest-bearing money market accounts valued at cost which approximates market value. The Company maintains an investment of approximately $100,000 in the Commonfund Institutional Fund – CIF Short Duration Fund.

Fixed assets
Fixed assets are stated at cost less accumulated depreciation at June 30, 2002. Depreciation on equipment and leasehold improvements made to the Company's California office is being computed by the straight-line method over the estimated useful lives of the respective assets (leasehold improvements, 31.5 years; equipment, 5 years). At June 30, 2002, accumulated depreciation on leasehold improvements and equipment is $29,206 and $160,335, respectively.

3. Related Parties

An agreement exists between the Company and Commonfund whereby the parties share certain office space, overhead and other costs. The Company reimburses Commonfund for the costs which Commonfund incurs in sharing office space and overhead. Such costs are allocated to the Company based upon the Company's headcount or other allocation methods where deemed appropriate.

4. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is required to maintain minimum net capital in accordance with the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, which indebtedness amounted to $4,046,040 at June 30, 2002. At June 30, 2002, the Company's net capital ratio was 2.70 to 1 and net capital was $1,500,959, which was $1,231,223 in excess of such required net capital.

5. Commitments

The Company maintains an office in California for which the lease expires December 31, 2002. Rental expense for the year was $61,905 and future rental payments under the lease amount to $29,361. The Company also has an office sharing agreement with Commonfund Holding Co. ("Hold Co") whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2002 was $622,902.

6. Deferred Compensation

The Company's management adopted a deferred compensation plan ("the Plan") to establish a long-term incentive program for eligible executives of the Company. The Plan provides the eligible executives will receive a portion of a deferred award amount based on the Company's actual performance versus a pre-established goal. Under the terms of the Plan, the deferred award will be vested by eligible executives in four equal annual installments following the year in which such deferred award was determined. Such executives must be employed by the Company in order to vest the compensation, subject to certain exceptions. Future annual expenses under this Plan for incentives earned through June 30, 2002 are as follows:

2003	$690,039
2004	557,835
2005	450,772
2006	223,497